

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 6, 2015

Iryna Clark
Chief Executive Officer
Lockbox Link, Inc.
13708 Ruette Le Parc #C
Del Mar, CA 92014

>   **Re: Lockbox Link, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 24, 2015**
>   **File No. 333-198677**

Dear Ms. Clark:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, references to prior comments are to those issued in our letter dated July 15, 2015.

Executive Compensation

Table 4.0 Summary Compensation, page 33

1.   We note your response to prior comment 1 and reissue the comment. Please revise the table to disclose compensation for your named executive officer for the period from inception through the end of your fiscal year 2014. In this regard, we note that footnote 2 to the table indicates that your executive compensation disclosure covers the period from inception to present. Refer to Item 402(n) of Regulation S-K. Please also revise to delete the redundant rows in the table, which could be read to suggest that you have two named executive officers.

2.   We note your response to prior comment 2 and reissue the comment. Your disclosure in the table suggesting that Ms. Clark received $20,500 in consulting fees in 2014 is

inconsistent with your disclosure on page F-21 which states that Ms. Clark $26,500 in 2014. Please advise or revise.

3.   We note your response to prior comment 3 and your statement that Ms. Clark has entered into an employment agreement with the company. Please file the employment agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Ryan Anderson, Esq.
         The Moores Law Group, LLP